

**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

**October 30, 2013**

## Enerplus Announces 2013 Third Quarter Results Conference Call

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing our operating and financial results for the third quarter of 2013 at 4:00 AM MT (6:00 AM ET) on Friday, November 8, 2013. A conference call hosted by Mr. Ian C. Dundas will be held at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

**Q3 Results Live Conference Call**

Date:  Friday, November 8, 2013
Time:  9:00 AM MT (11:00 AM ET)
Dial-In:  647-427-7450
       1-888-231-8191 (toll free)
Audiocast:  http://www.newswire.ca/en/webcast/detail/1238557/1364449

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:  416-849-0833
       1-855-859-2056 (toll free)
Passcode:  79678943

Electronic copies of our financial statements, news releases, and other public information including investor presentations are available on our website at www.enerplus.com.  For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

- 30 -

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics.  We are focused on creating value for our investors through the successful development of our properties.  Through our activities, we strive to provide investors with a competitive return comprised of both income and organic growth.